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                                                        [LOGO - ARC ENRGY TRUST]
NEWS RELEASE
FOR IMMEDIATE RELEASE
MARCH 1, 2005
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ARC RESOURCES  LTD. / ARC ENERGY TRUST  ANNOUNCE THE MARCH 2005
INCREASE TO THE ARX  EXCHANGEABLE  SHARES  EXCHANGE  RATIO

CALGARY, MARCH 1, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.69932 to 1.71265. Such increase will be effective on March 15, 2005.

The following are the details on the calculation of the Exchange Ratio:


----------------------- -----------  -------------- ---------------------- -------------- ----------------------- -------------
                                      ARC Energy        10 day Weighted                                            Exchange Ratio
  Record Date of ARC      Opening       Trust           Average Trading     Increase in    Effective Date of the      as of
     Energy Trust        Exchange    Distribution       Price of AET.UN      Exchange       Increase in Exchange   Effective Date
     Distribution          Ratio       per Unit      (Prior to the end of    Ratio **             Ratio
                                                        the Month)
----------------------- -----------  -------------- ---------------------- -------------- ----------------------- -------------

  February 28, 2005       1.69932         $0.15             19.1253           0.01333        March 15, 2005          1.71265

----------------------- -----------  -------------- ---------------------- -------------- ----------------------- -------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                      Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9